UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended July 22, 2009

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE June 23, 2009

VATUKOULA REPORTS INCREASE IN GOLD PRODUCTION

Vancouver, British Columbia, June 23, 2009 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) reports that Vatukoula Gold Mines plc (“VGM”), which is 20% owned by Canadian Zinc, has reported an increase in gold production for its third quarter ended May 31, 2009.

VGM reported that underground mine production at its Vatukoula Gold Mine in Fiji increased to 54,618 tonnes for the quarter ended May 31, 2009, compared to 47,113 tonnes in the previous quarter.  As a result of the increase in underground mine production and higher mining grades, gold production for the quarter increased by approximately 17% to 8,711 ounces from 7,470 ounces in the previous quarter.

	3rd quarter ending May 2009	2nd quarter ending February 2009	1st quarter ending November 2008	9 Months ending May 2009
Mined tonnes	54,618	47,113	67,100	168,831
Mined grade - grams gold / tonne	7.46	7.37	7.84	7.59
Gold produced - ounces (troy)	8,711	7,471	10,522	26,704
Average gold sale price-US$ / ounce	920	884	792	861
Cash Cost - US$/ ounce	680	915	778	739

The increased gold production reduced the cash cost per ounce to US$680/ounce for the third quarter from US$915/ounce in the second quarter.

Underground production for the period increased by 16% to 54,618 tonnes, with an average mined grade of 7.46 grams of gold per tonne. The underground mining operations remain adversely affected by the availability of underground haulage equipment which has limited the amount of ore the Mine is able to transport to the shaft ore-pass complex.

Following completion of its recent financing activities, part of which was subscribed by Canadian Zinc, VGM began sourcing and ordering refurbished underground mobile equipment required to achieve targeted production levels.  VGM has upgraded its underground pumping capacity with additional pumps and continues with the scheduled refurbishment program of the diesel power generators.

The Vatukoula Treatment Plant continues to operate satisfactorily, with current gold recoveries at 90%, which is consistent with historic gold recoveries at Vatukoula.  The ore milled has increased as a result of the higher feed from the mining operations.

During the quarter VGM commenced construction of an “oxide circuit” allowing a second feed option to the Mill. This will allow the Vatukoula Treatment Plant to treat surface oxide ore separately from the underground sulphide ore.  Pre-crushed material will be delivered from various sources and the gold will be recovered using a carbon-in-pulp recovery process.  The oxide circuit is nearing completion and VGM expects commissioning and production starting in July 2009.

The identification of oxide material on surface close to the current milling operations has given the mine an opportunity to enhance gold production while underground operations are constrained.  The oxide circuit will provide additional mineral processing capacity which will augment the mine’s gold production.  This in turn will allow underground development to be carried out so as to generate sufficient underground working faces to achieve full production in 2010.

Subject to the ongoing refurbishment program and delivery of mobile equipment arriving on schedule, VGM believes that it will be able to achieve a pro-rata production rate of 110,000 ounces of gold during the first half of 2010. VGM believes that this rate of production should lower the Mine’s cash costs per ounce (assuming an oil price of US$70/barrel) to between US$520/ounce and US$580/ounce.

On June 10, 2009 VGM announced that it had entered into a Memorandum of Understanding with the Fijian Sugar Corporation (“FSC”) to enter into an agreement to purchase the electrical power generated from the planned Rarawai Mill Bagasse project.  The FSC is committed to the Bagasse power project as a means to reduce their overall cost of production from the utilization of a waste product. The VGM gold mine has historically operated on diesel generated power, which can represent approximately 40% (dependent on usage and oil price) of the cash costs.

VGM also announced on June 10, 2009 that the Ministry of Finance and National Planning of Fiji granted VGM additional duty concessions on the import of mobile equipment, and reduced the rate of duty for all other imports, for a period of three years.

About Vatukoula Gold Mines plc:

Vatukoula Gold Mines plc is a UK company, listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange, which currently owns and operates the Vatukoula Gold Mine located in Fiji.

The Vatukoula Gold Mine has an operational history of over 70 years during which time it is reported to have produced some seven million ounces of gold and over two million ounces of silver from the treatment of around 22,500,000 tonnes of ore.  Production at the mine was suspended by the previous owners in 2006.

VGM acquired the Vatukoula Gold Mine in April 2008 and has since then re-established gold mining operations.  Current planning is to restore mine operations at a rate of 110,000 ounces per year.  VGM has reported that the Mine has a Proven and Probable Reserve of 858,000 ounces of gold and a Measured, Indicated and Inferred resource of 5.15 million ounces of gold. (These reserve and resource figures have been prepared in accordance with the JORC reporting standards and are not in compliance with NI 43-101).  VGM has no forward gold sales and has no bank debt.

For further information:  www.vatukoulagoldmines.com

About Canadian Zinc:

The Company’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

In April 2009 CZN acquired approximately 348,000,000 shares of Vatukoula Gold Mines plc for £2.54 million ($4.56 million) and subsequently, in June 2009, CZN subscribed for a further 200,000,000 shares of VGM for £1.20 million ($2.16 million).  CZN now holds approximately 548,000,000 shares, or 20% of the issued shares of VGM.  (See Canadian Zinc Press Release dated June 10, 2009)

Cautionary Statement - Forward Looking Information
This press release contains certain forward-looking information, including, among other things, estimates relating to production volumes and related costs of production at the Vatukoula Gold Mine.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future production and sales volumes at the Vatukoula Gold Mine, the timing and availability of capital equipment, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors
The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com

EXHIBIT LIST

99.2	News Release – Minister Strahl Visits Prairie Creek Mine Site July 17, 2009
99.3	Report of Voting Results June 16, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: July 23, 2009	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman